Exhibit 99.1

Auna S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements June 30, 2025

Auna S.A. and Subsidiaries
Condensed Consolidated Interim
Financial Statements
June 30, 2025

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of June 30, 2025 and December 31, 2024

In thousands of soles	Note	June 30, 2025	December 31, 2024	In thousands of soles	Note	June 30, 2025	December 31, 2024

Assets				Liabilities

Current assets				Current liabilities

Cash and cash equivalents		174,661	235,745	Loans and borrowings	9	597,537	654,233

Trade accounts receivable	4	1,017,689	961,886	Lease liabilities	8	32,487	32,459

Other assets		270,689	253,283	Trade accounts payable	10	918,446	931,265

Inventories		138,938	143,764	Other accounts payable		282,499	289,563

Derivative financial instruments	5	1,004	8,962	Provisions	11	10,150	12,246

Other investments		112,445	100,228	Derivative financial instruments	5	29,778	15,273

Total current assets		1,715,426	1,703,868	Insurance contract liabilities	12	11,316	10,098

				Deferred income		110	138

Non-current assets				Total current liabilities		1,882,323	1,945,275

Trade accounts receivable	4	550	571

Other assets		26,444	24,433	Non-current liabilities

Investments in associates and joint venture		28,459	25,405	Loans and borrowings	9	2,976,234	2,965,541

Other investments		331	282	Lease liabilities	8	96,054	115,429

Property, furniture, and equipment	6	2,306,431	2,280,123	Trade accounts payable	10	2,068	2,741

Intangible assets	7	2,720,431	2,656,888	Other accounts payable		66,571	73,150

Right-of-use assets	8	118,681	131,062	Derivative financial instruments	5	42,157	27,097

Investment properties		6,230	6,058	Deferred tax liabilities		305,578	328,370

Derivative financial instruments	5	43,468	58,510	Deferred income		128	177

Deferred tax assets		200,676	193,520	Total non-current liabilities		3,488,790	3,512,505

Total non-current assets		5,451,701	5,376,852	Total liabilities		5,371,113	5,457,780

				Equity	13

				Share capital		17,389	17,387

				Share premium		1,209,715	1,208,586

				Reserves		572,214	524,776

				Retained losses		(156,126)	(273,533)

				Equity attributable to the owner of the Company		1,643,192	1,477,216

				Non-controlling interest		152,822	145,724

				Total equity		1,796,014	1,622,940

Total assets		7,167,127	7,080,720	Total liabilities and equity		7,167,127	7,080,720
The accompanying notes on pages 5 to 48 are an integral part of these condensed consolidated interim financial statements.

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income
For the three and six months ended June 30, 2025 and 2024

In thousands of soles	Note	Three-month period ended June 30		Six-month period ended June 30
		2025	2024	2025	2024

Revenue

Insurance revenue	14	284,075	256,336	552,202	508,532

Healthcare services revenue	14	724,583	784,082	1,419,059	1,535,260

Sale of medicines	14	85,280	80,066	164,546	152,721

Total revenue from contracts with customers		1,093,938	1,120,484	2,135,807	2,196,513

Cost of sales and services	15	(659,540)	(693,124)	(1,319,788)	(1,354,758)

Gross profit		434,398	427,360	816,019	841,755

Selling expenses	15	(54,221)	(47,652)	(107,827)	(100,903)

Administrative expenses	15	(208,180)	(201,559)	(390,632)	(392,486)

(Loss) reversal for impairment of trade receivables		(7,693)	(3,031)	(23,344)	(2,835)

Other income		12,056	7,600	21,318	19,064

Operating profit		176,360	182,718	315,534	364,595

Finance income		5,374	6,580	11,087	12,404

Finance income from exchange difference		68,419	-	105,516	2,915

Finance costs	16	(120,273)	(139,205)	(243,502)	(315,880)

Finance costs from exchange difference	16	-	(49,495)	-	(49,495)

Net finance cost		(46,480)	(182,120)	(126,899)	(350,056)

Share of profit of equity-accounted investees		2,402	2,277	5,174	4,516

Profit before tax		132,282	2,875	193,809	19,055

Income tax (expense) benefit	18	(48,260)	5,049	(71,824)	(19,467)

Profit (loss) for the period		84,022	7,924	121,985	(412)

Other comprehensive income (loss)

Items that are or may be reclassified subsequently to profit or loss

Cash flow hedges		(14,115)	(6,543)	(31,494)	(15,921)

Foreign operations – foreign currency translation differences		48,714	(164,986)	67,243	(116,174)

Other investments at FVOCI – net change in fair value		(158)	559	626	559

Income tax		3,775	1,321	9,262	3,308

Other comprehensive income (loss) for the period, net of tax		38,216	(169,649)	45,637	(128,228)

Total comprehensive income (loss) for the period		122,238	(161,725)	167,622	(128,640)

Income (loss) attributable to:

Owner of the Company		81,981	3,753	117,407	(9,582)

Non-controlling interest		2,041	4,171	4,578	9,170

		84,022	7,924	121,985	(412)

Total comprehensive income (loss) attributable to:

Owner of the Company		121,697	(157,610)	160,524	(131,881)

Non-controlling interest		541	(4,115)	7,098	3,241

		122,238	(161,725)	167,622	(128,640)

Earnings per share

Basic earnings per share		1.11	0.05	1.59	(0.16)

Diluted earnings per share		1.10	0.05	1.58	(0.16)
The accompanying notes on pages 5 to 48 are an integral part of these condensed consolidated interim financial statements.

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the six months ended June 30, 2025 and 2024

			Equity attributable to the owner of the Company

In thousands of soles	Note	Share capital (note 13.A)	Share premium	Other capital reserve	Translation reserve (note 13.B)	Cost of hedging reserve (note 13.C)	Hedging reserve (note 13.D)	Merger and other reserves	Shared- based payment reserve (note 22)	Retained (losses) earnings	Total	Non- controlling interest	Total equity

Balances as of December 31, 2023		8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566

Balances as of January 1, 2024		8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566

Profit (loss) for the period		-	-	-	-	-	-	-	-	(9,582)	(9,582)	9,170	(412)

Other comprehensive income (loss) for the period		-	-	-	(110,245)	7,653	(20,266)	559	-	-	(122,299)	(5,929)	(128,228)

Total comprehensive income (loss) for the period		-	-		(110,245)	7,653	(20,266)	559	-	(9,582)	(131,881)	3,241	(128,640)

Issuance of common stock, net of issuance costs		1,112	1,207,515	-	-	-	-	-	-	-	1,208,627	-	1,208,627

Capitalization of merger reserve		7,453	-	-	-	-	-	(7,453)	-	-	-	-	-

Acquisition of non-controlling interest		-	-	-	18,909	-	-	(1,076,628)	-	-	(1,057,719)	(159,910)	(1,217,629)

Change in fair value of put and call liability		-	-	-	-	-	-	(4,765)	-	-	(4,765)	-	(4,765)

Equity-settled share-based payment		-	-	-	-	-	-	-	-	567	567	-	567

Total transactions with the owner of the Company		8,565	1,207,515	-	18,909	-	-	(1,088,846)	-	567	146,710	(159,910)	(13,200)

Balances as of June 30, 2024		17,385	1,207,515	79,782	48,730	14,075	(49,814)	538,355	-	(375,914)	1,480,114	154,612	1,634,726

Balances as of December 31, 2024		17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940

Profit for the period		-	-	-	-	-	-	-	-	117,407	117,407	4,578	121,985

Other comprehensive income for the period		-	-	-	64,723	(32,691)	10,459	626	-		43,117	2,520	45,637

Total comprehensive income for the period		-	-	-	64,723	(32,691)	10,459	626	-	117,407	160,524	7,098	167,622

Issuance of shares		2	1,129	-	-	-	-	-	(1,131)	-	-	-	-

Equity-settled share-based payment	22	-	-	-	-	-	-	-	5,452	-	5,452		5,452

Total transactions with the owner of the Company		2	1,129	-	-	-	-	-	4,321	-	5,452	-	5,452

Balances as of June 30, 2025		17,389	1,209,715	93,012	(168,047)	(17,299)	(26,035)	677,117	13,466	(156,126)	1,643,192	152,822	1,796,014

The accompanying notes on pages 5 to 48 are an integral part of these condensed consolidated interim financial statements.

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the six months ended June 30, 2025 and 2024

		Six-month period ended June 30
In thousands of soles	Note	2025	2024
Cash flows from operating activities
Profit (loss) for the period		121,985	(412)
Adjustments for:
Depreciation	6	57,014	59,840
Depreciation of right-of-use assets	8	13,855	13,608
Amortization	7	37,818	38,947
(Reversal) Impairment of inventories		120	(2,194)
Equity-settled share-based payment transactions		5,452	567
Gain on disposal of property, furniture, and equipment		301	813
Gain on disposal of right-of-use assets net of leases liabilities		-	60
Loss on disposal of intangibles		-	1,168
(Reversal) Impairment of trade receivables		23,344	2,835
Share of profit of equity-accounted investees		(5,174)	(4,516)
Provisions	11	1,050	440
Finance income		(116,603)	(15,319)
Finance costs	16	243,502	365,375
Tax expense		71,824	19,467
Net changes in assets and liabilities:
Trade accounts receivable and other assets		(83,491)	(211,635)
Inventories		6,655	6,505
Trade accounts payable and other accounts payable		(24,493)	91,516
Provisions and employee benefits	11	(3,401)	(2,146)
Insurance contract liabilities	12	1,184	5,834

Cash generated from operating activities		350,942	370,753
Income tax paid		(108,656)	(111,496)
Interest received		8,937	12,137

Net cash from operating activities		251,223	271,394
Cash flows from investing activities
Payment for accounts payable to former shareholder		(20,539)	-
Purchase of properties, furniture, and equipment	6	(47,957)	(34,880)
Proceeds from sale of property, furniture, and equipment		72	127
Purchase of intangibles	7	(34,337)	(22,010)
Dividends from equity-accounted investees		2,147	622
Purchase of other investments, net of sales		(8,095)	(12,819)
Payment for contingent consideration		-	(46,991)

Net cash used in investing activities		(108,709)	(115,951)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs		-	1,267,794
Payments of initial public offering costs		-	(15,842)
Proceeds from loans and borrowings	9	821,530	474,540
Payment for loans and borrowings	9	(784,875)	(437,446)
Payment for lease liabilities	8	(22,411)	(22,607)
Penalty paid for debt prepayment		(81)	-
Payment for derivatives premiums		(14,898)	(35,328)
Payment for costs of extinguishment of debt	9	-	(16,607)
Interest paid	9	(204,576)	(229,067)
Proceeds from settlement of derivatives - interest rate swaps		(3,482)	-
Acquisition of non-controlling interest		-	(1,217,629)

Net cash used in financing activities		(208,793)	(232,192)
Net (decrease) increase in cash and cash equivalents		(66,279)	(76,749)
Cash and cash equivalents at January 1		235,745	241,133
Effect of movements in exchange rates on cash held		5,195	(6,655)

Cash and cash equivalents at June 30		174,661	157,729
Transactions not representing cash flows
Assets acquired through finance lease and other financing	8	774	4,653
Assets acquired from suppliers in installments		(11,230)	137
The accompanying notes on pages 5 to 48 are an integral part of these condensed consolidated interim financial statements.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

1.	Economic Activity

A.	Business activity
Auna S.A. (hereinafter the “Company” or “Auna”) is a subsidiary of Enfoca Group (ultimate controlling party), which holds a share capital of 68.26% acquired through different mechanisms. The Company is the controlling parent of a group of operating and pre-operating
companies focused on the healthcare sector.
The Company’s registered office is 6, rue Jean Monnet,
L-2180
Luxembourg, Grand Duchy of Luxembourg. The Company and its subsidiaries together are also referred to in these consolidated financial statements as the “Group”. The Group is a healthcare service provider primarily focused on services that provide cancer treatment through its subsidiary Oncosalud S.A.C., inpatient hospitals, outpatient care centers and specialized medical centers in Peru. Since the end of 2018 it has operated in Colombia through Promotora Médica Las Américas S.A. (hereinafter “PMLA”); since September 1, 2020 through Clínica Portoazul; and since April 21, 2022 through Oncomedica S.A. In February 2022, the Group established a holding company in Mexico, named Grupo Salud Auna Mexico S.A. de C.V. (hereinafter “Auna Mexico”), focused on healthcare investments. On October 5, 2022, the Group through Auna Mexico acquired Hospital y Clinica OCA S.A. de C.V., and on February 1, 2023 it acquired Dentegra Seguros Dentales, S.A. (hereinafter “Dentegra”).
Initial Public Offering
On March 21, 2024, the Group completed its initial public offering (the “IPO”) of 30,000,000 shares of Series A common stock at a price to the public of US$ 12.00 per share and the Company sold 30,000,000 of such shares. The Group received net proceeds from the IPO of S/ 1,267,794 thousand (equivalent to US$ 342,000 thousand), after deducting underwriting discounts and commissions, and S/ 61,769 thousand in offering-related expenses.

B.	Regulatory agency for private healthcare services
Oncosalud S.A.C. is an indirect subsidiary of the Company. It is supervised by the Superintendencia Nacional de Salud - SUSALUD (Peruvian Board of Health). SUSALUD authorizes, regulates, and supervises the operations of entities that provide healthcare services.
In the case of PMLA, Clínica Portoazul and Oncomedica S.A. these are regulated by the Superintendencia Nacional de Salud - Supersalud (Colombian Board of Health), an agency that authorizes, regulates, and supervises the operation of entities providing healthcare services.
Also, Dentegra Seguros Dentales, S.A. is a subsidiary of the Company, that is supervised by the Comisión Nacional de Seguros y Fianzas – CNSF (Mexican Commission of Insurers). CNSF authorizes, regulates, and supervises the operations of entities that provide insurers services.

2.	Basis for the Preparation of Condensed Consolidated Interim Financial Statements

A.	Basis of accounting
These condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34
Interim Financial Reporting
and should be read in conjunction with the Group´s last annual consolidated financial statements as at and for the year ended December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended December 31, 2024. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) issued by International Accounting Standards Board (IASB).
These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on October 10, 2025.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

B.	Basis of measurement
The condensed consolidated interim financial statements have been prepared on the historical cost principle, based on the accounting records maintained by the Group, except for the derivative financial instruments, other investments and investment properties which have been measured at fair value.

C.	Functional and presentation currency
These condensed consolidated interim financial statements are presented in Soles (S/), which is the Company´s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currency of the subsidiaries domiciled in Peru is S/ (Soles), the subsidiaries in Colombia is COP (Colombian Pesos) and the subsidiaries domiciled in Mexico is MXN (Mexican Pesos).

3.	Use of Judgments and Estimates
In preparing these condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.
Measurement of fair values
The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

4.	Trade Accounts Receivable
As of June 30, 2025, and December 31, 2024, this caption comprises the following:

In thousands of soles	2025	2024
Trade accounts receivable	1,120,504	1,041,330

Trade accounts receivable from related parties	3,505	3,191
	1,124,009	1,044,521

Less: Loss for impairment of trade receivable	(105,770)	(82,064)

	1,018,239	962,457

Current	1,017,689	961,886

Non-current	550	571
The trade accounts receivable have a current maturity, do not bear interest, and do not have specific guarantees. The trade accounts receivable included the unbilled amount for S/ 182,188 thousand (S/ 152,937 thousand as of December 31, 2024). These amounts will become billable within the third quarter of the year 2025.
As of June 30, 2025,
non-current
portion corresponds receivable agreements with individual customers related to healthcare services, mainly with maturities between 24 and 36 months and does not have specific guarantees.
The impairment estimate of trade accounts receivable is included in the “Loss for impairment of trade receivables” item in the condensed consolidated interim statement of profit or loss and other comprehensive income. Amounts charged to results of the impairment period are generally written off when there is no expectation of cash recovery.

i.	Disaggregation of trade accounts receivable
This caption comprises the following:

In thousands of soles	2025	2024

Healthcare services	1,018,239	962,457

	1,018,239	962,457

ii.	By primary geographical markets and type of service
As of June 30, 2025

In thousands of soles	Peru	Colombia	Mexico	Total

Healthcare services	262,703	647,378	108,158	1,018,239

	262,703	647,378	108,158	1,018,239
As of December 31, 2024

In thousands of soles	Peru	Colombia	Mexico	Total

Healthcare services	245,916	624,184	92,357	962,457

	245,916	624,184	92,357	962,457

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

The composition of accounts receivable by geographical market and aging as of June 30, 2025 and as of December 31, 2024 is as follows:
As of June 30, 2025

In thousands of soles	Peru	Colombia	Mexico	Total

Current (not past due)	164,008	228,895	70,405	463,308

1 - 90 days past due	59,373	168,099	29,191	256,663

91 - 180 days past due	28,455	96,813	6,738	132,006

181 - 360 days past due	23,660	95,527	2,916	122,103

More than 360 days past due	37,775	107,989	4,165	149,929

	313,271	697,323	113,415	1,124,009
As of December 31, 2024

In thousands of soles	Peru	Colombia	Mexico	Total

Current (not past due)	148,219	222,487	80,296	451,002

1 - 90 days past due	55,959	192,844	13,865	262,668

91 - 180 days past due	30,187	103,337	1,090	134,614

181 - 360 days past due	21,118	76,379	761	98,258

More than 360 days past due	30,233	67,225	521	97,979

	285,716	662,272	96,533	1,044,521

Expected credit loss assessment for corporate customers
The following table provides information about the exposure to credit risk and Expected Credit Losses (ECLs) for trade receivables and contract assets for corporate customers as of June 30, 2025:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance

Current (not past due)	0.43%	444,836	1,904

1 - 90 days past due	2.19%	241,566	5,299

91 - 180 days past due	20.45%	126,958	25,963

181 - 360 days past due	12.04%	118,983	14,329

More than 360 days past due	28.31%	128,465	36,364

		1,060,808	83,859
The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets for corporate customers as of December 31, 2024:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance

Current (not past due)	0.26%	418,626	1,103

1 - 90 days past due	0.67%	267,552	1,782

91 - 180 days past due	13.76%	134,059	18,448

181 - 360 days past due	10.47%	95,155	9,966

More than 360 days past du e	39.30%	80,147	31,499

		995,539	62,798

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

Expected credit loss assessment for individual custom
ers
The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers (patients) as of June 30, 2025:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance

Current (not past due)	0.95%	18,472	176

1 - 90 days past due	7.01%	15,097	1,058

91 - 180 days past due	36.39%	5,048	1,837

181 - 360 days past due	41.54%	3,120	1,296

More than 360 days past due	81.74%	21,464	17,544

		63,201	21,911
The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers (patients) as of December 31, 2024:

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance

Current (not past due)	1.37%	14,237	195

1 - 90 days past due	7.22%	8,063	582

91 - 180 days past due	42.50%	2,135	907

181 - 360 days past due	36.56%	4,029	1,473

More than 360 days past due	78.51%	20,518	16,109

		48,982	19,266
Transfer of accounts receivable
As of June 30, 2025, the Group maintain factoring agreements with Citibank del Perú S.A. and Santander del Perú S. A. for liquidity purposes. According to these agreements, the Group sold without recourse trade receivables for S/ 80,486 thousand for the six months ended June 30, 2025 (S/ 76,784 thousand for the six months ended June 30, 2024). These trade receivables have been derecognized from the condensed consolidated interim statement of financial position, because the Group transferred substantially all of the risks and rewards.

5.	Derivative Financial Instruments
As of June 30, 2025, and December 31, 2024, this caption includes the following:

In thousands of soles			Reference value	Maturity date	2025	2024

Derivative assets mandatorily measured at FVOCI

Fx operation Agreement – Call Spread	(a	)	US$ 253,000	2029	34,006	38,849

Fx operation Agreement – Call Spread (Long Put)	(a	)	US$ 47,000	2025	-	(2,856)

Fx operation Agreement – Call Spread (Short Call)	(a	)	US$ 47,000	2025	-	7,825

Fx operation Agreement – Call Spread	(b	)	US$ 108,500	2028	9,462	-

Fx operation Agreement – Single Call	(c	)	US$ 30,000	2028	1,004	6,337

Fx operation Agreement – Call Spread	(d	)	US$ 2,082	2028	-	205

Fx operation Agreement – Call Spread	(d	)	US$ 50,918	2028	-	5,534

Fx operation Agreement – Call Spread	(e	)	US$ 55,500	2026	-	4,828

Interest Rate Swap – TIIE	(f	)	MXN 1,705,351	2028	-	6,750

					44,472	67,472

Current					1,004	8,962

Non-current					43,468	58,510

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

In thousands of soles			Reference value	Maturity date	2025	2024

Derivative liabilities mandatorily measured at FVTPL

Fx operation Agreement – Forward	(g	)	US$ 3,000	2025	215	-

Derivative liabilities mandatorily measured at FVOCI

Fx operation Agreement – Call Spread (Long Put)	(a	)	US$ 47,000	2025	5,700	-

Fx operation Agreement – Call Spread (Short Call)	(a	)	US$ 47,000	2025	(1,751)	-

Interest Rate Swap – TIIE	(f	)	MXN 3,410,702	2028	54,793	38,471

Interest Rate Swap – SOFR	(f	)	US$ 77,500	2028	6,763	3,899

Interest Rate Swap – TIIE	(f	)	MXN 1,705,351	2028	6,215	-

					71,935	42,370

Current					29,778	15,273

Non-current					42,157	27,097
Fx: Foreign exchange

(a)
On December 18, 2023, new senior notes maturing in 2029 were issued in exchange for a part of the previous senior notes that were canceled in the exchange and this derivate instrument was designated as a hedge to cover both senior notes up to the reference value.

On March 22, 2024, the Group signed a novation of the US$ 253,000 thousand notional portion of the “Purchased Collar” structure was carried out to Deutsche Bank (originally Citibank) and then on the same date this nominal portion was modify to replace it with a “Call Spread” structure as a continuation of the current hedging strategy.
On December 18, 2024, the Group issued new senior notes maturing in 2029 in order to prepay the senior notes outstanding which had a maturity in 2025 and the derivative instrument of US$ 47,000 thousand was designated as a hedge to cover these senior notes up to their reference value.
On March 7, 2025, the Group signed a new call spread with JP Morgan of the US$ 253,000 thousand notional portion. These new instruments cover the exchange fluctuations ranging from S/ 3.713 to S/ 3.756 per US$ 1.

(b)
On January 23, 2025, the Group signed foreign exchange options which included a Call spread agreement with Citibank for US$ 108,500 thousand which replaced the derivatives for US$ 55,500 thousand, US$ 2,082 thousand and US$ 50,918 thousand. This derivative instrument was designated as a hedge to cover the new term loan signed on December 18, 2023. These instruments cover the exchange fluctuations ranging from S/ 3.713 to S/ 4.20 per US$ 1.

(c)
On May 5, 2023, the Group, through its subsidiary Grupo Salud Auna Mexico, signed foreign exchange options which included a Single call agreement with Santander Bank for US$ 396,500 thousand. It covered 100% of the term loan. Subsequently, this loan was paid on December 2023 and this derivate instrument was designated as a hedge to cover a part of the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. On March 19, 2024, the Company restructured its debt as a result of a syndication process. As a consequence, the notional in US dollars exposed to exchange rate risk has decreased to US$ 30,000 thousand and for the no hedged item it had an effect on results that was recorded in finance cost. On April 25, 2024, the Group signed a novation for a portion of US$ 366,500 thousand of the original structure to HSBC Bank, and then on the same date that portion was unwinded. As result, a notional amount of US$ 30,000 thousand was maintained with Santander Bank. This instrument cover the exchange fluctuations greater than MXN 22.50 per US$ 1.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

(d)
On June 1, 2023, the Group signed foreign exchange options which included a Call spread agreement with Citibank for US$ 53,000 thousand. It covered 100% of the notes purchase agreement. Subsequently, this loan was paid in December 2023, and this derivative instrument was designated as a hedge to cover the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. These instruments cover the exchange fluctuations ranging from S/ 3.8575 to S/ 4.30 per US$ 1.

(e)
On November 29, 2022, the Group signed a new foreign exchange options which included Call spread agreement with Citibank N.A. for S/ 238,650 thousand (US$ 55,500 thousand) to cover 100% of the loan agreement with JPMorgan Chase Bank, S.A. As a result of this agreement, the Group recorded an increase of the derivative financial asset with the premiums payable by S/ 13,774 thousand. This loan was paid on April 2023, and this derivative instrument was designated as a hedge to cover the Notes Purchase Agreement issued in April 2023. After, this loan was paid on December 2023, and this derivative instrument was designated as a hedge to cover a part of the new term loan signed on December 18, 2023 up to the reference value. These new instruments cover the exchange fluctuations ranging from S/ 3.8750 to S/ 4.3000 per US$ 1.

(f)
In April 2024, the Group signed new interest rate swap agreements to cover the interest rate fluctuation related to the new term loan signed December 18, 2023. The amount covered was MXN 3,410,703 thousand and US$ 77,500 thousand and such instrument fixed an interest rate of 11.80% and 4.51% respectively for the entire period of the derivative.

In September 2024, the Group signed new interest rate swap agreements to cover the interest rate fluctuation related to the new term loan signed December 18, 2023. The amount covered was MXN 1,705,351 thousand and such instrument fixed an interest rate of 8.81% for the entire period of the derivative.

(g)	In June 2025, the Group signed a foreign exchange forward for US$ 3,000 thousand to hedge an exchange rate of 3.570 with a maturity of September 2025.
As of June 30, 2025, there are outstanding premiums to Citibank, Santander Bank, JP Morgan and Deutsche Bank of S/ 84,716 thousand (S/ 85,849 thousand as of December 31, 2024), which were included in Other Accounts Payable. The liabilities were incurred in connection with Call spread and Single Call agreements.
The effect of fair value of these derivative financial instruments, net of tax recognized in the consolidated other comprehensive income for the six months ended June 30, 2025, was a loss for S/ 40,073 thousand (loss for S/ 10,812 thousand for the six months ended June 30, 2024).
For the six months ended June 30, 2025, the effect reclassified from other comprehensive income to profit or loss as gain of exchange difference was S/ 13,927 thousand and from other comprehensive income to profit or loss as finance cost was S/ 9,843 thousand (note 16), and neither includes S/ 5,948 thousand of tax.
For the six months ended June 30, 2024, the effect reclassified from other comprehensive income to profit or loss as loss exchange difference was S/ 26,986 thousand and from other comprehensive income to profit or loss as finance cost was S/ 25,504 thousand (note 16), and neither includes S/ 319 thousand of tax.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

6.	Property, Furniture, and Equipment
The movement of property, furniture, and equipment and the respective accumulated depreciation for the six months ended June 30, 2025, and 2024 is as follows:

In thousands of soles	2025	2024

Cost
Balances as of January 1,	2,846,497	3,060,216
Additions (a)	40,842	35,765
Exchange difference	49,151	(89,211)
Transfers from right of use of assets	-	2,065
Disposals	(198)	(133)
Write-off	(3,081)	(2,178)
Reclassifications from intangibles assets	(8)	63

Balances as of June 30,	2,933,203	3,006,587
Accumulated depreciation
Balances as of January 1,	(566,374)	(487,076)
Additions	(57,014)	(59,840)
Exchange difference	(6,290)	9,571
Transfers from right of use of assets	-	(1,030)
Disposals	140	114
Write-off	2,766	1,365

Balances as of June 30,	(626,772)	(536,896)

Carrying amount

Balances as of January 1,	2,280,123	2,573,140

Balances as of June 30,	2,306,431	2,469,691

(a)	During the six months ended June 30, 2025, the Group acquired assets with a cost of S/ 30,098 thousand (assets for S/ 23,857 thousand during the six months ended at June 30, 2024).
During the six months ended at June 30, 2025, the additions of constructions in progress totaled S/ 10,744 thousand (S/ 11,908 thousand during the six months ended June 30, 2024) corresponding to real estate projects related to the expansion of Clínica Delgado, Clínica Miraflores and Clínica Vallesur in Peru. In addition, include costs related to the remodeling of the clinics Barranquilla, Monteria and Medellin and costs for projects related to the remodeling of the hospitals in Mexico.

7.	Intangible Assets
The movement of intangible assets and the corresponding accumulated amortization for the six months ended June 30, 2025 and 2024, is as follows:

In thousands of soles	2025	2024

Cost
Balances as of January 1	2,863,730	3,278,665
Additions (a)	30,222	21,262
Reclassifications to property, furniture and equipment	-	(63)
Write-off	-	(1,168)
Exchange difference	75,459	(130,897)

Balances as of June 30	2,969,411	3,167,799

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

In thousands of soles	2025	2024

Accumulated amortization
Balances as of January 1	(206,842)	(149,478)
Additions	(37,818)	(38,947)
Exchange difference	(4,320)	4,656

Balances as of June 30	(248,980)	(183,769)

Carrying amount

Balances as of January 1	2,656,888	3,129,187

Balances as of June 30	2,720,431	2,984,030

(a)
During the six months ended June 30, 2025, the Group acquired intangible assets mainly related to software, SAP licenses and trademark with a cost of S/ 18,985 thousand and public services concessions with a cost of S/ 1,123 thousand (six months ended June 30, 2024: software and SAP licenses with a cost of S/ 17,793 thousand and public services concessions with a cost of S/ 855 thousand).

Also, during the six months ended June 30, 2025 includes S/ 798 thousand (S/ 2,614 thousand at June 30, 2024) related to telehealth platform, Clínica 360, which provides clinical intervention for patients through remote access to physicians and other clinicians and telemedicine solutions.
The Intangible Assets includes Goodwill, and the reconciliation of carrying amount of goodwill is as follow:

In thousands of soles	2025	2024

Cost
Balances as of January 1,	1,754,291	2,069,238
Exchange difference	50,943	(88,114)

Balances as of June 30,	1,805,234	1,981,124

Carrying amount

Balances as of January 1,	1,754,291	2,069,238

Balances as of June 30,	1,805,234	1,981,124

8.	Leases
Set out below are the carrying amounts of
right-of-use
assets recognized and the movements during the six months ended June 30, 2025 a nd
2024:

	Right-of-use assets

In thousands of soles	2025	2024
Balances as of January 1,	131,062	139,386
Additions of right-of-use assets (a)	774	4,653
Transfers to property, furniture and equipment net of depreciation	-	(1,035)
Depreciation	(13,855)	(13,608)
Write-off (b)	-	(59)
Exchange difference	700	(1,569)

Balance as of June 30,	118,681	127,768

(a)
During the six months ended June 30, 2025, the additions of the Group mainly corresponds to new lease agreements for use of commercial offices, health centers and equipment for medical use. The Group recognized S/ 774 thousand of right-of-use
asset and lease liability (as of June 30, 2024 the Group recognized S/ 4,653 thousand of right-of-use
asset and lease liability).

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

(b)	During the six months ended June 30, 2024, the write-off corresponds to a medical equipment incident, which was compensated.
Set out below are the carrying amounts of lease liabilities and the corresponding movements during the six months ended June 30, 2025 and 2024:

	Lease liabilities

In thousands of soles	2025	2024
Balances as of January 1	147,888	158,045
Additions	774	4,653
Interest expense	5,758	6,597
Payments	(22,411)	(22,607)
Exchange difference	(3,468)	496

Balance as of June 30	128,541	147,184

Current	32,487	31,363

Non-current	96,054	115,821

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

9.	Loans and Borrowings
As of June 30, 2025, and December 31, 2024, the terms and conditions of outstanding obligations are the following:

	$		$		$		$		$		$		$		$

										2025				2024

In thousands of soles		Type of obligation		Maturity		Interest rate		Currency		Face value		Carrying amount		Face value		Carrying amount
Entity
Banco Davivienda		Bank loan		2025		45.930%		COP		5		5		5		5
		Government		2025		IBR + 1.500%				-		-		1,442		1,357
		guaranteed loan				IBR + 1.500%				231		228		701		667
		Bank loan		2029		IBR + 5.550%				10,686		8,170		11,842		8,721
				2025		IBR + 3.500%				598		583		1,516		1,435
				2027		IBR + 3.750%				10,095		9,091		13,299		11,633
				2028		IBR + 6.800%				10,142		7,962		11,791		8,958
				2025		IBR + 5.200%				-		-		2,272		2,194
						IBR + 4.700%				-		-		1,120		1,072
						IBR + 4.500%				1,304		1,262		2,920		2,735
						IBR + 3.500%				-		-		2,392		2,142
						IBR + 4.600%				328		319		836		787
										1,368		1,302		2,764		2,574
				2026		IBR + 3.500%				849		812		1,511		1,402
										802		759		1,302		1,196
				2026		IBR + 4.800%				2,701		2,489		-		-
						IBR + 4.200%				2,292		2,172		-		-
Banco de Bogotá		Bank loan		2025		IBR + 7.000%		COP		2,282		2,063		2,350		2,024
				2026		IBR + 1.70%				966		929		-		-
				2026		IBR + 5.500%				4,356		3,990		6,710		5,935
				2025		46.230%				48		48		20		20
										6		6		8		8
						IBR + 1.680%				-		-		544		530
				2028		IBR + 2.950%				2,065		1,739		-		-
Banco de Occidente		Bank loan		2025		IBR + 1.620%				-		-		285		280
						IBR + 2.330%				-		-		220		216
						IBR + 2.970%				-		-		2,362		2,086
				2028		IBR + 4.990%				1,748		1,431		2,141		1,631
				2026		IBR + 2.120%				1,201		1,155		-		-
				2025		IBR + 3.350%				2,240		2,111		-		-

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

			$			$		$		$		$

							2025				2024

In thousands of soles	Type of obligation	Maturity		Interest rate	Currency		Face value		Carrying amount		Face value		Carrying amount
Bancolombia	Bank loan	2025		46.210% IBR + 1.50%	COP		20		20		24		24
							1		1		2		2
				46.21%			5		5		5		5
		2026		IBR + 2.700%			4,713		4,375		-		-
				IBR + 1.500%			394		369
		2033		IBR + 3.200%			1,396		1,383		2,847		2,727
				IBR + 6.400%			7,382		4,551		8,819		4,753
		2026		IBR + 2.920%			2,635		2,535		4,599		4,277
		2025		IBR + 2.900%			-		-		4,391		4,304
				IBR + 3,300%			4,944		4,796		5,149		4,720
				IBR + 2.024%			-		-		2,807		2,732
		2025		IBR + 1.500%			3,740		3,497		-		-
		2025		39.640%			12		12		3		3
				IBR + 3.100%			1,420		1,381		-		-
		2026		IBR + 2.874%			3,022		2,777		-		-
		2026		DTF+3.010%			965		855		1,264		1,086
		2025		33.08%			5		5		2		2
	Other financing	2033		DTF+3.950%			72,941		36,268		75,582		36,437
Banco Citibank Colombia	Bank loan	2025		14.840%	COP		33,503		31,427		32,823		30,812
				12.600%			11,533		10,725		10,641		10,641
				14.540%			11,514		10,797		11,352		10,630
				13.590%			12,653		11,850		12,380		11,626
				12.600%			19,109		17,829		18,521		17,457
Itaú Corpbanca Colombia S.A.	Bank loan	2025		45.240%	COP		7		7		9		9
		2035		IBR + 3.490%			73,979		42,924		56,151		44,747
Boston Scientific Colombia lt	Bank loan	2028		10.780%			1,417		1,179		1,574		1,279
Banco de Crédito del Perú	Bank loan	2025		6.380%	S/		20,299		20,014		-		-
		2025		7.850%	US$		-		-		15,368		15,124
				7.200%	S/		-		-		16,274		16,025
Scotiabank Perú S.A.A.	Other financing	2027		6.300%	S/		54,092		48,102		60,472		52,804
	Bank loan	2025		5.900%			-		-		20,374		20,137
				5.500%			20,343		20,012		-		-
				5.550%			81,426		80,746		-		-
				6.000%			-		-		20,392		20,270
				6.230%			-		-		40,814		40,711
				5.950%			-		-		20,389		20,203
Banco BBVA Continental	Bank loan	2025		5.970%	S/		20,577		20,220		-		-
				5.940%			9,262		9,061		-		-
				5.850%			4,115		4,078		-		-
		2025		6.500%			-		-		20,620		20,246
				8.200%			-		-		9,570		9,524
				6.530%			-		-		9,289		9,065

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

			$			$		$		$		$

							2025				2024

In thousands of soles	Type of obligation	Maturity		Interest rate	Currency		Face value		Carrying amount		Face value		Carrying amount
Banco Interamericano de Finanzas	Bank loan	2025		5.550%	S/		18,657		18,469		-		-
				6.650%			-		-		8,262		8,212
				6.200%			-		-		10,718		10,566
Banco Internacional del Perú S.A.A.	Bank loan	2025		5.600%	S/		7,193		7,177		-		-
				5.550%			8,210		8,110		-		-
		2025		6.830%	S/		-		-		8,269		8,252
		2025		5.950%			-		-		8,196		8,081
Banco Pichincha	Bank loan	2025		5.700%			13,981		13,965		-		-
				5.650%			16,204		16,099		-		-
		2025		6.100%			-		-		14,209		14,174
				5.900%			-		-		16,222		16,054
Banco Citibank	Bank loan	2025		7.000%	S/		20,833		20,582		-		-
				8.380%	US$		29,339		28,461		-		-
				8.800%	S/		-		-		20,776		20,517
				8.380%	US$		-		-		39,121		37,818
Banco GNB	Bank loan	2025		5.550%	S/		9,673		9,657		-		-
				5.900%	S/		-		-		9,683		9,559
Secured bonds issues	Senior notes	2029		10.000%	US$		1,919,153		1,346,378		1,757,784		1,187,816
Banco Santander México, HSBC and Citibank	Bank loan	2028		SOFR+4.875%	US$		486,698		377,878		608,680		462,665
				TIIE+4.500%	MXN		1,559,390		1,087,971		1,816,554		1,221,939
				SOFR+4.875%	US$		117,275		91,022		143,341		109,120
HSBC México	Bank loan	2025		12.430%	MXN		-		-		33,873		33,011
				10.737%			54,226		53,028		-		-
Banco Santander España	Bank loan	2025		8.800%	US$		55,510		54,547		-		-

Total							4,850,079		3,573,771		5,048,548		3,619,774

Current							-		597,537		-		654,233

Non-current							-		2,976,234		-		2,965,541
DTF: Term deposit rate.
IBR: Bank reference indicator.
TIIE: Interbank equilibrium interest rate.
SOFR: Secured Overnight Financing Rate.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

The movement of loans and borrowings for the six months ended June 30, 2025 and 2024, is as follows:

In thousands of soles	2025	2024

Balance as of January 1,	3,619,774	3,761,582

Changes in cash flows from financing

Proceeds from loans and borrowings	821,530	474,540

Payment for borrowings from financial obligations	(784,875)	(437,446)

Interest paid	(204,576)	(229,067)

Penalty paid for financial debt prepayment	(81)	-

Total changes from financing cash flows	(168,002)	(191,973)

Effect of changes in foreign exchange rates	(66,066)	(26,050)

Other changes

Interest expense	191,015	241,460

Transaction costs related to loans and borrowings	(3,031)	(5,187)

Financial debt prepayment penalty	81	-

Balance as of June 30,	3,573,771	3,779,832
Other financing with Scotiabank Perú S.A.A.
This financing agreement requires compliance with the following covenant: maintain a consolidated debt service ratio equal to or greater than 1.20. As of June 30, 2025, the Group complies with this covenant.
Senior Notes
As of June, 2025, the senior notes have qualitative and quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and Subsidiaries.
On December 18, 2023, the Group issued US$ 253.0 million aggregate principal amount of the 2029 Notes in exchange for US$ 243.4 million aggregate principal amount of 2025 Senior Notes, which were paid upon the Exchange. The Group did not receive any cash proceeds from the issuance of the 2029 Senior Notes. The new senior notes have an interest rate of 10.00% per year, payable semiannually and due on December 18, 2029. Following the closing of the Exchange, US$ 56.6 million aggregate principal amount of 2025 Senior Notes did not accept the exchange and its terms remain unchanged. The transaction costs incurred in relation to the exchange amounted to S/ 62,193 thousand (equivalent to US$ 16,571 thousand).
As a result of the aforementioned exchange, since December 18, 2023 (the “Issue Date”), the Group has to comply with the following covenants when planning to incur new indebtedness:

◾
The Net Leverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is less than (i)
4:75
to 1:00, if such Incurrence of Indebtedness occurs before the first anniversary of the Issue Date; (ii)
4:25
to 1:00, if such Incurrence of Indebtedness occurs on or after the first anniversary of the Issue Date but before the second anniversary of the Issue Date; and (iii) 3.75 to 1.00, if such Incurrence of Indebtedness occurs on or after the second anniversary of the Issue Date; and

◾
The Interest Coverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is at least i) 1.50 to 1.00, if such Incurrence of Indebtedness occurs on or before September 30, 2024; (ii)
1:75
to 1:00, if such Incurrence of Indebtedness occurs on or before September 30, 2025; and (iii) 2.25 to 1.00, if such Incurrence of Indebtedness occurs after September 30, 2025.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

On December 18, 2024, the Group issued US$ 57.8 million aggregate principal amount of the 2029 Notes in exchange for US$ 56.6 million aggregate principal amount of 2025 Senior Notes, which were paid upon. The Group received cash proceeds from the issuance of the 2029 Senior Notes to S/ 11,047 thousand (equivalent to US$ 2,949 thousand). The new senior notes have an interest rate of 10.00% per year, payable semiannually and due on December 18, 2029. The transaction costs incurred in relation to the exchange amounted to S/ 5,595 thousand (equivalent to US$ 1,494 thousand)
In May 2025, the Group closed an offering of US$ 62,100 thousand in aggregate principal amount of its 10.00% Senior Secured Notes due 2029. The Additional 2029 Notes were issued as additional notes under the indenture governing the outstanding US$ 310,837 thousand in aggregate principal amount of the Group’s 10.000% Senior Secured Notes due 2029 previously issued.
The net proceeds from this offering, used by the Group to partially prepay indebtedness under the Term Loan credit agreement, and to pay related interests, fees and expenses. As a result, the total aggregate principal amount outstanding of the Group’s 10.00% Senior Secured Notes due 2029 is US$ 372,937 thousand. The transaction costs incurred in relation to the senior notes amounted to S/ 4,878 thousand (equivalent to US$ 1,334 thousand).
As of June 30, 2025, the Group is in compliance with the covenants above indicated.
Term Loan
As of June, 2025, the loan has qualitative and quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and Subsidiaries.
The Group complies with the quantitative terms of the following covenants:

◾
The consolidated leverage ratio is less than (i) 4.75:1.00 for the fiscal quarters ending December 31, 2023, June 30, 2024, June 30, 2024 and September 30, 2024, (ii) 4.25:1.00 for the fiscal quarters ending December 31, 2024, June 30, 2025, June 30, 2025 and September 30, 2025, (iii) 3.75:1.00 for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026 and (iv) 3.25:1.00 for the fiscal quarter ending December 31, 2026 and as of the end of each fiscal quarter thereafter.

◾
The consolidated interest coverage ratio is greater than (i) 1.50:1.00 for the fiscal quarters ending December 31, 2023, June 30, 2024, June 30, 2024 and September 30, 2024, (ii) 1.75:1.00 for the fiscal quarters ending December 31, 2024, June 30, 2025, June 30, 2025 and September 30, 2025 and (iii) 2.25:1.00 for the fiscal quarter ending December 31, 2025 and as of the end of each fiscal quarter thereafter.

In March 2024, the Group completed a syndication process for US$ 550 million with the participation of Banco Santander México, HSBC, and Citibank as “Joint Lead Arrangers and Joint Bookrunners” and a group of banks as lenders.
On May 12, 2025, the term loan was
pre-paid
by the Group with the resources obtained from the Senior Notes. As a result of prepayment, the Group recorded a penalty of S/ 81 thousand. These expenses are presented in “Finance costs” in the consolidated statement of profit or loss and other comprehensive income (note 16).
As of June 30, 2025, the Group is in compliance with the covenants above indicated.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

10.	Trade Accounts Payable
As of June 30, 2025, and December 31, 2024, the trade accounts payable of the Group are stated in the following currencies:

In thousands of soles	2025	2024

Soles	308,703	300,068

US dollars	55,735	73,537

COP	435,081	438,871

MXN	120,995	121,530

	920,514	934,006

Current	918,446	931,265

Non-current	2,068	2,741
Trade accounts payable are mainly related to the acquisition of supplies, materials and services for the Group’s performance. These accounts payable have current maturity and do not bear interest and generally have payment terms of 98 days, 69 days and 167 days in the subsidiaries located in Peru, Mexico and Colombia, respectively, including the supplier finance arrangement of the Group.
As of June 30, 2025 and December 31, 2024, they include: i) medical fees amounting to S/ 48,827 thousand and S/ 46,364 thousand, respectively, and ii) contract liabilities related to the advance consideration received from patients for healthcare services, for which revenue is recognized over time amounting to S/ 24,496 thousand and S/ 23,800 thousand, respectively. They are classified in soles, COP and MXN and have current maturity.
Likewise, the Group participates in a supplier finance arrangement under which its suppliers may elect to receive early payment of their invoices from a bank by factoring their receivables from the Group. Under the arrangement, a bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group later. The principal purpose of this program is to facilitate efficient payment processing and provide the willing suppliers early payment terms, compared with the related invoice payment due date. The Group has not derecognized the original trade payables relating to the arrangement because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating. All payables under the arrangement are classified as current as at June 30, 2025 and December 31, 2024. As of June 30, 2025 and December 31, 2024, the amounts related to supplier factoring facility are S/ 155,414 thousand and S/ 155,887 thousand, respectively. The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and their principal nature remains operating – i.e., payments for the purchase of goods and services. The payments to a supplier by the bank are considered non-cash
transactions and amounted to S/ 233,305 thousand during the six months ended at June 30, 2025.
As of June 30, 2025 and December 31, 2024 the
non-current
portion corresponds to payments agreements with suppliers of the Colombian subsidiaries with maturities between 12 and 36 months.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

11.	Provisions
The movement of provisions for the six months ended June 30, 2025 and 2024, is as follows:

In thousands of soles	Outstanding claims reserve (i)	Other provisions	Total

As of January 1, 2024	105	18,969	19,074

Provision	-	440	440

Paid during the period	(45)	(2,101)	(2,146)

Exchange difference	-	(691)	(691)

As of June 30, 2024	60	16,617	16,677

As of January 1, 2025	36	12,210	12,246

Provision	-	1,050	1,050

Paid during the period	-	(3,401)	(3,401)

Exchange difference	-	254	255

As of June 30, 2025	36	10,113	10,150

(i)	Outstanding claims reserve represent the Group’s outstanding third-party obligations and do not include amounts related to the Group’s customers that are part of the insurance premium program.
Outstanding claims reserve
These provisions include unsettled events based on the notices of claims received up to the condensed consolidated interim financial statement date.
Other provisions
As of June 30, 2025, comprise mainly the estimate of provision for present obligations from civil, labor and tax judicial processes amounting to S/ 2,676 thousand of Colombian subsidiaries, S/ 1,558 thousand from Peruvian subsidiaries and S/ 5,879 thousand from Mexican subsidiaries.
As of June 30, 2024, comprise mainly the estimate of provision for present obligations from civil, labor and tax judicial processes amounting to S/ 2,739 thousand of Colombian subsidiaries, S/ 1,392 thousand from Peruvian subsidiaries and S/ 12,486 thousand from Mexican subsidiaries.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

12.	Insurance Contract Liabilities
The movement for the six months ended June 30, 2025 and 2024, is as follows:

	2025				2024

		Liabilities for incurred claims				Liabilities for incurred claims

In thousands of soles	Liabilities for remaining coverage	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total	Liabilities for remaining coverage	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total

Balances as of January 1	1,745	8,108	245	10,098	31,039	8,560	254	39,853

Changes in the statement of profit or loss and OCI

Insurance revenue	(552,202)	-	-	(552,202)	(508,532)	-	-	(508,532)

Insurance service expenses

Incurred claims and other insurance service expenses	-	23,473	-	23,473	-	22,841	-	22,841

Amortization of insurance acquisition cash flows	74,730	-	-	74,730	70,044	-	-	70,044

Adjustments to liabilities for incurred claims	-	-	44	44	-	-	(3)	(3)

Total insurance service expenses	74,730	23,473	44	98,247	70,044	22,841	(3)	92,882

Total insurance service result	(477,472)	23,473	44	(453,955)	(438,488)	22,841	(3)	(415,650)

Effect of movements in exchange rates	(59)	93	-	34	(809)	(188)	-	(997)

Total changes in the statement of profit or loss and OCI	(477,531)	23,566	44	(453,921)	(439,297)	22,653	(3)	(416,647)

Cash flows

Premiums received	559,474	-	-	559,474	513,808	-	-	513,808

Claims and other insurance service expenses paid	-	(22,943)	-	(22,943)	-	(21,519)	-	(21,519)

Insurance acquisition cash flows	(81,392)	-	-	(81,392)	(70,793)	-	-	(70,793)

Total cash flows	478,082	(22,943)	-	455,139	443,015	(21,519)	-	421,496

Acquired through business combinations	-	-	-	-	-	-	-	-

Closing assets	-	-	-	-	-	-	-	-

Closing liabilities	2,296	8,731	289	11,316	34,757	9,694	251	44,702

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

Liability for Incurred Claims (LIC)
These provisions include the reserve for events incurred but not reported (IBNR), the claims pending settlement reserve and the risk adjustment for non-financial
risk to the condensed consolidated interim financial statement date. As of June 30, 2025 and December 31, 2024, the reserves of the oncology healthcare plans and the general healthcare plan called “Auna Salud” were determined using a reserving model based on a mix of several methods. As of June 30, 2025 and December 31, 2024 the key assumptions of the oncologic healthcare plans and the general healthcare plan include the evolution of past claims, which are projected in the future.
Insurance expenses
The insurance expenses incurred by Oncosalud S.A.C., the Company’s insurance subsidiary and presented in its separate financial statements for the six months ended June 30, 2025 and 2024.
The insurance expenses incurred by Oncosalud S.A.C. follow:

	Cost of sales and services (i)
	Three-month period ended June 30		Six-month period ended June 30

In thousands of soles	2025	2024	2025	2024

Medicines	73,180	69,821	153,235	130,541

Room service for inpatients	8,635	11,992	14,895	16,559

Medical consultation fees	21,779	22,067	36,812	33,204

Auxiliary services and clinical laboratory	28,538	31,176	63,027	66,141

Surgery fees	2,493	6,595	3,626	14,394

Insurance contracts	(332)	1,126	3,206	4,910

	134,293	142,777	274,801	265,749

(i)
These expenses are included in the cost of sales and services in the condensed consolidated interim statement of profit or loss and other comprehensive income after deducting the margin mark-up.
For the
six-month
period ended June 30, 2025 and 2024 the margin applied was calculated using the same basis as charged to third parties for these services and the overall average margin applied was 28% and 23%, respectively. All balances and transactions with related parties are priced on arm´s length basis.

Due to the vertical integration of the Group’s companies, these insurance expenses incurred by Oncosalud S.A.C. and the corresponding trade and other accounts payable are eliminated with the transactions performed with Oncocenter Perú S.A.C. and the Company’s healthcare services subsidiaries. See note 17.b.i.
The insurance technical reserves are presented in Oncosalud S.A.C.’s separate financial statements and also presented in the Group’s condensed consolidated interim financial statements as of June 30, 2025 and as of December 31, 2024.

13.	Equity

A.	Share capital
As of June 30, 2025, the share capital is represented by 30,095,388 class “A” ordinary shares with a par value of US$ 0.01 each and 43,917,577 class “B” ordinary shares with a par value of US$ 0.10 each. The class A shares and class B shares will be entitled to participate equally in distributions made by the Group, with economic entitlement proportionate to the number of shares held (and not the voting power of a shareholder).

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

On March 4, 2024, the Extraordinary Shareholders Meeting approved: i) the conversion through a reverse stock split of 241,546,679 ordinary shares held by the existing shareholders of class A and B shares on a
5.5-to-one
ratio into class B shares, ii) to increase the share capital by S/ 7,453 thousand through capitalization from “Merge and other reserves” and iii) to increase the par value of the class “B” shares to a par value of US$ 0.1 each. The reverse stock split conversion is effective from March 4, 2024.
In accordance with Codification of Staff Accounting Bulletins Topic 4: Equity Accounts, section C, this reverse stock split has been recognized by the Group retrospectively for the Basic and diluted earnings per share calculation in the consolidated financial statements.
On March 21, 2024, the Company completed its initial public offering (the “IPO”) of 30,000,000 shares of our Series A common stock at a price to the public of US$ 12.00 per share and the Company sold 30,000,000 of such shares. As a consequence, the share capital increased by S/ 1,112 thousand and the share premium increased by S/ 1,208,496 thousand and it includes a deduction of S/ 58,186 thousand related to issuance costs previously recorded in “Other assets”.
On January 13, 2025, the Extraordinary Shareholders Meeting approved to increase the share capital by S/ 2 thousand. This amount corresponds to the shares from the Restricted Share Awards 2024.
As of June 30, 2025 the share capital structure of the class “B” is as follows:

Range of shareholding percentage	Number of shareholders	Participation percentage

From 0.01 to 0.79	5	2.47

From 0.80 to 2.37	4	9.50

From 2.38 to 9.13	4	29.77

From 9.14 to 58.26	1	58.26

	14	100.00

B.	Translation reserve
Translation reserve includes all exchange differences resulting from the translation of the financial statements of foreign operations. As of June 30, 2025, the Group recognizes the translation differences of the consolidated financial statements of the Group’s subsidiaries Auna Colombia S.A.S. and Auna México in translation reserve of the condensed consolidated interim statement of profit or loss and other comprehensive income.

C.	Cost of hedging reserve
The cost of hedging reserve reflects gain or loss on the portion excluded from the designated hedging instrument that relates to the forward element of forward contract and as well as the time value of purchased collar contract. It is initially recognized in OCI and accounted for similarly to gains or losses in the hedging reserve.

D.	Hedging reserve
Hedging reserve includes the effective portion of the accumulated net change in the fair value of the hedging instruments used in cash flow hedges with subsequent recognition in profit or loss. This reserve is recognized net of deferred income tax.

E.	Non-controlling interests
On March 21, 2024, the Company, through its subsidiary Auna Salud S.A.C., acquired the non-controlling
interest of Heredia Investments S.A.C., which held 21.2% of Auna Salud S.A.C., through a capital reduction of S/ 1,217,629 thousand. The Group wrote off the non-controlling
interest for S/ 159,910 thousand, with the corresponding debit entry in “Merger and other reserves” for S/ 1,076,628 thousand and cred
it entry in “Translation reserve” for S/ 18,909 thousand.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

14.	Revenue

A.	Disaggregation of revenue
The Group generates revenue primarily from the sale of oncologic health care plans and health care services to its customers.
This caption comprises the following:

In thousands of soles	Three-month period ended June 30		Six-month period ended June 30
	2025	2024	2025	2024

Revenue from contracts with customers

Healthcare services (i)	724,583	784,082	1,419,059	1,535,260

Sale of medicines	85,280	80,066	164,546	152,721

Total revenue from contracts with customers	809,863	864,148	1,583,605	1,687,981

Insurance revenue	284,075	256,336	552,202	508,532

Total revenue	1,093,938	1,120,484	2,135,807	2,196,513
Insurance revenue includes the following:

In thousands of soles	Three-month period ended June 30		Six-month period ended June 30
	2025	2024	2025	2024

Oncology plans	215,338	197,634	427,851	389,567

General healthcare services plans	68,737	58,702	124,351	118,965

Total insurance revenue	284,075	256,336	552,202	508,532

Timing of revenue recognition

Products transferred at a point in time	85,280	80,066	164,546	152,721

Products and services transferred over time	724,583	784,082	1,419,059	1,535,260

Total revenue from contracts with customers	809,863	864,148	1,583,605	1,687,981

(i)	The amounts reported in Healthcare services revenue line item do not include revenue recognized for customers that are part of the Company’s insurance premium program.

B.	Disaggregation of revenue from contracts with customers
This caption comprises the following:

	Reportable segments

In thousands of soles	Oncosalud Peru	Healthcare services	Total

For the three months ended June 30, 2025

Primary geographical markets

Peru	274,166	199,896	474,062

Colombia	-	346,223	346,223

Mexico	-	273,653	273,653

For the three months ended June 30, 2024

Primary geographical markets

Peru	257,589	182,916	440,505

Colombia	-	377,624	377,624

Mexico	-	302,355	302,355

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

	Reportable segments

In thousands of soles	Oncosalud Peru	Healthcare services	Total

For the six months ended June 30, 2025

Primary geographical markets

Peru	546,989	387,273	934,262

Colombia	-	685,016	685,016

Mexico	-	516,529	516,529

For the six months ended June 30, 2024

Primary geographical markets

Peru	502,430	356,775	859,205

Colombia	-	726,510	726,510

Mexico	-	610,798	610,798

(i)	The reportable segments correspond to each different location (see Note 17).

C.	Contract balances
As of June 30, 2025, and December 31, 2024, the following table provides information about receivables and contract liabilities from contracts with customers:

In thousands of soles	Note	2025	2024

Trade accounts receivable	4	1,018,239	962,457

Contract liabilities, which are included in “trade accounts payable”	10	(24,496)	(23,780)
The contract assets primarily relate to the Group’s rights to consideration for service completed but not billed at the reporting date. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. There are no contract assets as of June 30, 2025 and December 31, 2024.
The contract liabilities primarily relate to the advance consideration received from patients for healthcare services, for which revenue is recognized over time. This will be recognized as revenue over the next 12 months.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

15.	Cost of Sales and Services, Selling Expenses and Administrative Expenses
This caption comprises the following:
For three months ended June 30, 2025 and 2024:

		Cost of sales and services		Selling expenses		Administrative expenses		Total

In thousands of soles	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Medicines		272,243	298,352	-	-	-	-	272,243	298,352

Auxiliary services and clinical laboratory		23,400	18,276	-	-	-	-	23,400	18,276

Room service for inpatients		17,261	16,688	-	-	-	-	17,261	16,688

Surgery fees		56,084	56,378	-	-	-	-	56,084	56,378

Medical consultation fees		22,686	28,979	-	-	-	-	22,686	28,979

Insurance contracts		11,686	12,437	-	-	-	-	11,686	12,437

Personnel expenses (a)		171,108	191,147	17,496	17,253	103,377	89,632	291,981	298,032

Services provided by third parties (b)		47,959	36,528	33,553	28,614	56,189	65,639	137,701	130,781

Depreciation	6 and 8	26,629	30,276	459	6	8,558	6,403	35,646	36,685

Amortization	7	443	520	401	-	18,813	18,756	19,657	19,276

Other management charges		9,880	3,536	2,103	1,744	15,116	14,314	27,099	19,594

Tax expenses		161	7	209	35	6,127	6,815	6,497	6,857

		659,540	693,124	54,221	47,652	208,180	201,559	921,941	942,335

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For six months ended June 30, 2025 and 2024:

		Cost of sales and services		Selling expenses		Administrative expenses		Total

In thousands of soles	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Medicines		541,555	583,163	-	-	-	-	541,555	583,163
Auxiliary services and clinical laboratory		45,506	39,289	-	-	-	-	45,506	39,289
Room service for inpatients		32,825	31,030	-	-	-	-	32,825	31,030
Surgery fees		111,634	109,017	-	-	-	-	111,634	109,017
Medical consultation fees		48,077	53,720	-	-	-	-	48,077	53,720
Insurance contracts		23,511	26,519	-	-	-	-	23,511	26,519
Personnel expenses (a)		343,600	370,111	35,231	33,902	183,993	181,813	562,824	585,826
Services provided by third parties (b)		79,543	72,340	67,488	63,156	114,822	122,787	261,853	258,283
Depreciation	6 and 8	54,912	60,785	464	12	15,493	12,651	70,869	73,448
Amortization	7	943	1,045	401	-	36,474	37,902	37,818	38,947
Other management charges		37,515	7,729	4,000	3,767	27,890	24,553	69,405	36,049
Tax expenses		167	10	243	66	11,960	12,780	12,370	12,856

		1,319,788	1,354,758	107,827	100,903	390,632	392,486	1,818,247	1,848,147

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

(a)	Personnel expenses comprise the following:

	Three-month period ended June 30		Six-month period ended June 30
In thousands of soles	2025	2024	2025	2024
Remunerations	187,334	188,129	365,706	377,897
Legal bonuses	22,331	21,559	39,508	35,795
Health insurance for employees	29,442	31,388	57,623	61,717
Severance payment	1,194	4,661	2,276	5,832
Vacations	12,140	11,858	23,186	23,493
Bonuses	8,555	10,682	12,472	18,065
Employees’ profit sharing	7,397	7,469	13,829	17,153
Board of Directors’ remuneration	1,352	1,235	2,719	2,523
Equity-settled share-based payment expenses	2,727	288	5,452	567
Compensation to personnel	12,242	12,776	24,908	26,909
Training	571	377	919	568
Other benefits	6,696	7,610	14,226	15,307

	291,981	298,032	562,824	585,826

(b)	Services provided by third parties include the following:

	Three-month period ended June 30		Six-month period ended June 30
In thousands of soles	2025	2024	2025	2024
Sales commission	19,842	13,923	39,818	35,550
Advisory and consulting fees	26,305	18,459	44,946	35,337
Utilities	12,985	16,792	24,316	32,786
Service and repair	20,072	18,218	37,486	35,676
Leases	14,953	16,538	28,565	32,797
Credit card commission	8,413	7,766	16,587	15,413
Custodial and cleaning services	13,072	12,232	25,967	24,397
Advertisement	7,019	7,032	14,225	12,515
Hosting	4,541	4,831	8,839	9,157
Collection expenses	703	623	1,253	656
Travel and entertainment expenses	1,245	1,135	1,867	1,642
Others	8,551	13,232	17,984	22,357

	137,701	130,781	261,853	258,283

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

16.	Finance Costs
This caption comprises the following:

		Three-month period ended June 30		Six-month period ended June 30

In thousands of soles	Note	2025	2024	2025	2024

Financial liabilities measured at amortized cost – interest expense		96,677	123,797	196,206	247,663

Interest from leases liabilities		2,798	3,201	5,758	6,597

Financial assets at FVTPL – net change in fair value: Derivative Assets mandatorily measured at FVTPL		648	(9,751)	3,911	9,905

Exchange difference		-	49,495	-	49,495

Cash flow hedges – reclassified from OCI for costs of hedging reserve		5,080	6,172	9,843	25,504

Unwind of derivative financial instruments measured at FVOCI		-	7,550	-	7,550

Change in fair value of contingent consideration		-	1,529	-	1,529

Cash flow hedges settlement - Swaps		3,921	-	6,489	-

Financial debt prepayment penalty	9	81	-	81	-

Others (a)		11,068	6,707	21,214	17,132

		120,273	188,700	243,502	365,375

(a)	For the six-months periods ended June 30, 2025 and 2024, include mainly cost of factoring for S/ 10,419 thousand and S/ 10,174 thousand, respectively.

17.	Operating Segments

A.	Basis for segmentation
The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.
The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments
Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the three months period ended June 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025

External revenues	274,166	199,896	346,223	273,653	1,093,938	-	1,093,938

Inter-segment revenue (i)	11,884	69,099	-	-	80,983	(80,983)	-

Segment revenue	286,050	268,995	346,223	273,653	1,174,921	(80,983)	1,093,938

External cost of service	(74,535)	(183,134)	(247,731)	(154,140)	(659,540)	-	(659,540)

Inter-segment cost of service (i)	(72,328)	(7,562)	-	-	(79,890)	79,890	-

Segment cost of service	(146,863)	(190,696)	(247,731)	(154,140)	(739,430)	79,890	(659,540)

Gross profit	139,187	78,299	98,492	119,513	435,491	(1,093)	434,398

External selling expenses	(46,431)	(4,839)	(1,408)	(2,543)	(55,221)	1,000	(54,221)

Segment selling expenses	(46,431)	(4,839)	(1,408)	(2,543)	(55,221)	1,000	(54,221)

External administrative expenses	(18,742)	(29,472)	(50,277)	(60,424)	(158,915)	-	(158,915)

Inter-segment administrative expenses	(2,330)	(1,849)	-	-	(4,179)	4,179	-

Corporate expenses	(17,824)	(17,446)	(2,878)	(1,715)	(39,863)	(9,402)	(49,265)

Segment administrative expenses	(38,896)	(48,767)	(53,155)	(62,139)	(202,957)	(5,223)	(208,180)

Impairment losses on trade receivables	(701)	(4,653)	(2,049)	(408)	(7,811)	118	(7,693)

Other income	(2,242)	1,211	4,435	5,615	9,019	3,037	12,056

Inter-segment other income	6,262	470	-	-	6,732	(6,732)	-

Other income	4,020	1,681	4,435	5,615	15,751	(3,695)	12,056

Segment operating profit (loss)	57,179	21,721	46,315	60,038	185,253	(8,893)	176,360

Share of profit of equity accounted investees, net of taxes	819	-	1,583	-	2,402	-	2,402

Exchange difference, net	597	1,410	15,299	14,128	31,434	36,985	68,419

Interest expense, net	(4,438)	(11,047)	(23,449)	(39,988)	(78,922)	(35,977)	(114,899)

Segment profit (loss) before tax	54,157	12,084	39,748	34,178	140,167	(7,885)	132,282
Other disclosures

Depreciation and amortization	(8,689)	(12,050)	(10,014)	(21,849)	(52,602)	(2,701)	(55,303)

Capital expenditure	(4,799)	(7,505)	(5,204)	(11,766)	(29,274)	(2,321)	(31,595)

Segment assets	26,989	6,960	(6,462)	141,502	168,989	(72,273)	96,716

Segment liabilities	(9,097)	18,253	(121,411)	65,370	(46,885)	18,636	(28,249)

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the three months period ended June 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024

External revenues	257,589	182,916	377,624	302,355	1,120,484	-	1,120,484

Inter-segment revenue (i)	10,952	72,077	-	-	83,029	(83,029)	-

Segment revenue	268,541	254,993	377,624	302,355	1,203,513	(83,029)	1,120,484

External cost of service	(78,814)	(170,403)	(273,191)	(170,716)	(693,124)	-	(693,124)

Inter-segment cost of service (i)	(72,215)	(10,313)	-	-	(82,528)	82,528	-

Segment cost of service	(151,029)	(180,716)	(273,191)	(170,716)	(775,652)	82,528	(693,124)

Gross profit	117,512	74,277	104,433	131,639	427,861	(501)	427,360

External selling expenses	(40,099)	(5,688)	(1,583)	18	(47,352)	(300)	(47,652)

Segment selling expenses	(40,099)	(5,688)	(1,583)	18	(47,352)	(300)	(47,652)

External administrative expenses	(19,522)	(25,563)	(52,312)	(63,039)	(160,436)	-	(160,436)

Inter-segment administrative expenses	(94)	(2,238)	-	-	(2,332)	2,332	-

Corporate expenses	(17,493)	(14,908)	(2,953)	(2,232)	(37,586)	(3,537)	(41,123)

Segment administrative expenses	(37,109)	(42,709)	(55,265)	(65,271)	(200,354)	(1,205)	(201,559)

Impairment losses on trade receivables	17	162	(2,995)	(210)	(3,026)	(5)	(3,031)

Other income	591	1,324	1,094	4,342	7,351	249	7,600

Inter-segment other income	3,773	496	-	-	4,269	(4,269)	-

Other income	4,364	1,820	1,094	4,342	11,620	(4,020)	7,600

Segment operating profit (loss)	44,685	27,862	45,684	70,518	188,749	(6,031)	182,718

Share of profit of equity accounted investees, net of taxes	930	-	1,347	-	2,277	-	2,277

Exchange difference, net	173	(3,733)	(36,485)	(19,005)	(59,050)	9,557	(49,495)

Interest expense, net	(4,206)	(11,635)	(28,301)	(62,039)	(106,181)	(26,446)	(132,625)

Segment profit (loss) before tax	41,582	12,494	(17,755)	(10,526)	25,795	(22,920)	2,875
Other disclosures

Depreciation and amortization	(7,956)	(10,473)	(10,828)	(24,504)	(53,761)	(2,200)	(55,961)

Capital expenditure	(4,416)	(9,278)	(12,863)	(6,301)	(32,858)	(3,069)	(35,927)

Segment assets	52,473	59,213	(103,508)	(358,346)	(350,168)	(57,748)	(407,916)

Segment liabilities	24,482	51,944	(56,140)	(186,564)	(166,278)	(76,860)	(243,138)

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the six months period ended June 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025

External revenues	546,989	387,273	685,016	516,529	2,135,807	-	2,135,807

Inter-segment revenue (i)	19,837	145,142	-	-	164,979	(164,979)	-

Segment revenue	566,826	532,415	685,016	516,529	2,300,786	(164,979)	2,135,807

External cost of service	(152,822)	(355,430)	(498,866)	(312,670)	(1,319,788)	-	(1,319,788)

Inter-segment cost of service (i)	(147,228)	(15,185)	-	-	(162,413)	162,413	-

Segment cost of service	(300,050)	(370,615)	(498,866)	(312,670)	(1,482,201)	162,413	(1,319,788)

Gross profit	266,776	161,800	186,150	203,859	818,585	(2,566)	816,019

External selling expenses	(91,422)	(9,987)	(2,667)	(4,733)	(108,809)	982	(107,827)

Segment selling expenses	(91,422)	(9,987)	(2,667)	(4,733)	(108,809)	982	(107,827)

External administrative expenses	(38,247)	(57,778)	(95,746)	(112,077)	(303,848)	-	(303,848)

Inter-segment administrative expenses	(2,433)	(3,498)	-	-	(5,931)	5,931	-

Corporate expenses	(33,499)	(32,811)	(5,754)	(3,450)	(75,514)	(11,270)	(86,784)

Segment administrative expenses	(74,179)	(94,087)	(101,500)	(115,527)	(385,293)	(5,339)	(390,632)

Impairment losses on trade receivables	(1,108)	(9,649)	(11,653)	(919)	(23,329)	(15)	(23,344)

Other income	1,091	3,101	5,636	11,380	21,208	110	21,318

Inter-segment other income	6,262	470	-	-	6,732	(6,732)	-

Other income	7,353	3,571	5,636	11,380	27,940	(6,622)	21,318

Segment operating profit (loss)	107,420	51,648	75,966	94,060	329,094	(13,560)	315,534

Share of profit of equity accounted investees, net of taxes	1,928	-	3,246	-	5,174	-	5,174

Exchange difference, net	(311)	3,066	40,917	13,285	56,957	48,559	105,516

Interest expense, net	(10,468)	(20,995)	(47,891)	(86,467)	(165,821)	(66,594)	(232,415)

Segment profit (loss) before tax	98,569	33,719	72,238	20,878	225,404	(31,595)	193,809
Other disclosures

Depreciation and amortization	(17,348)	(23,572)	(19,822)	(42,626)	(103,368)	(5,319)	(108,687)

Capital expenditure	(8,885)	(24,085)	(7,830)	(26,774)	(67,574)	(4,264)	(71,838)

Segment assets	2,304,874	1,048,309	2,334,779	3,122,367	8,810,329	(1,643,202)	7,167,127

Segment liabilities	1,086,999	656,296	1,231,932	1,890,495	4,865,722	505,391	5,371,113

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the six months period ended June 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024

External revenues	502,430	356,775	726,510	610,798	2,196,513	-	2,196,513

Inter-segment revenue (i)	19,547	139,144	-	-	158,691	(158,691)	-

Segment revenue	521,977	495,919	726,510	610,798	2,355,204	(158,691)	2,196,513

External cost of service	(154,523)	(332,413)	(533,038)	(334,784)	(1,354,758)	-	(1,354,758)

Inter-segment cost of service (i)	(139,406)	(18,283)	-	-	(157,689)	157,689	-

Segment cost of service	(293,929)	(350,696)	(533,038)	(334,784)	(1,512,447)	157,689	(1,354,758)

Gross profit	228,048	145,223	193,472	276,014	842,757	(1,002)	841,755

External selling expenses	(81,247)	(10,200)	(3,314)	(5,682)	(100,443)	(460)	(100,903)

Segment selling expenses	(81,247)	(10,200)	(3,314)	(5,682)	(100,443)	(460)	(100,903)

External administrative expenses	(36,971)	(51,233)	(100,602)	(129,450)	(318,256)	-	(318,256)

Inter-segment administrative expenses	(171)	(2,737)	-	-	(2,908)	2,908	-

Corporate expenses	(32,333)	(29,984)	(5,905)	(4,462)	(72,684)	(1,546)	(74,230)

Segment administrative expenses	(69,475)	(83,954)	(106,507)	(133,912)	(393,848)	1,362	(392,486)

Impairment losses on trade receivables	102	404	(2,998)	(415)	(2,907)	72	(2,835)

Other income	1,191	2,807	2,778	12,439	19,215	(151)	19,064

Inter-segment other income	5,505	501	-	-	6,006	(6,006)	-

Other income	6,696	3,308	2,778	12,439	25,221	(6,157)	19,064

Segment operating profit (loss)	84,124	54,781	83,431	148,444	370,780	(6,185)	364,595

Share of profit of equity accounted investees, net of taxes	1,943	-	2,573	-	4,516	-	4,516

Exchange difference, net	(1,432)	(5,155)	(37,707)	(12,206)	(56,500)	9,921	(46,580)

Interest expense, net	(10,448)	(23,171)	(57,786)	(158,310)	(249,715)	(53,762)	(303,476)

Segment profit (loss) before tax	74,187	26,455	(9,489)	(22,072)	69,081	(50,026)	19,055
Other disclosures

Depreciation and amortization	(15,764)	(20,713)	(21,499)	(50,067)	(108,043)	(4,352)	(112,395)

Capital expenditure	(7,946)	(15,844)	(21,862)	(10,408)	(56,060)	(5,620)	(61,680)

Segment assets	2,200,846	970,690	2,372,301	3,508,279	9,052,116	(1,559,626)	7,492,490

Segment liabilities	1,107,415	629,106	1,488,024	2,239,121	5,463,666	394,098	5,857,764

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

(i)
Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.

18.	Tax Matters
Tax regime applicable to income tax

A.
Income tax is determined on a separate basis; it is not consolidated. According to Peruvian, Colombian, Mexican and Luxembourg current legal legislation, the income tax is paid based on the statutory financial statements and tax losses, additions, and deductions established.

Tax rates

B.
Income tax expense is recognized at an amount determined by multiplying the profit (loss) before taxes for the interim reporting period by management’s best estimate of the expected weighted-average annual income tax rate for the full fiscal year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements. The Group’s consolidated effective tax rate for the six months ended June 30, 2025 was 37.06% (six months ended June 30, 2024: 102.16%).

Tax losses carried forward

C.
The Group has recognized a deferred income tax asset related to the tax-loss carryforward of those subsidiaries where it is more likely than the tax-loss carryforward can be used to compensate future taxable net income.

19.	Financial Risk and Insurance Management
Due to its business line, the Group assumes the risks inherent to its activities related to the insurance business, market, credit, liquidity and foreign currency.
Management is responsible for monitoring these risks, based on various measurement, analysis and control techniques to minimize potential effects, although the use of these mechanisms does not completely eliminate the inherent risk factors to which the Group is exposed.
Management is exposed to risks as a result of: i) the use of financial instruments and ii) the risks associated with the healthcare business. These risks have been categorized taking into consideration their nature and scope, as well as management, which are described below.

A.	Insurance risk
Insurance activities expose the Group mainly to incidence risk (level of occurrence of the insured event), frequency risk (level of prevalence of the event once it has occurred), and control risk of the healthcare benefit cost.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

The table below shows the actual amount of the cost of service in the Oncosalud Peru segment, and the general healthcare plan called “Auna salud” as of June 30, 2025 and as of June 30, 2024 only includes the Oncosalud Peru segment. It also shows a sensitivity analysis for the most relevant variables affecting this cost: the frequency (number of patients/numbers of plan members) and the average cost per patient.

In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined

2025

Change %		+5%	+10%	+5%	+10%	+5%	+10%

Cost of segment Oncosalud Peru	300,050	315,053	330,055	315,053	330,055	330,806	363,061

Frequency	3.31%	3.47%	3.64%	3.31%	3.31%	3.47%	3.64%

Average cost per patient	6.54	6.54	6.54	6.86	7.19	6.86	7.19

#plan members	1,388,579	1,388,579	1,388,579	1,388,579	1,388,579	1,388,579	1,388,579

2024

Change %		+5%	+10%	+5%	+10%	+5%	+10%

Cost of segment Oncosalud Peru	293,929	308,625	323,322	308,625	323,322	324,057	355,654

Frequency	3.53%	3.70%	3.88%	3.53%	3.53%	3.70%	3.88%

Average cost per patient	6.59	6.59	6.59	6.92	7.25	6.92	7.25

#plan members	1,263,495	1,263,495	1,263,495	1,263,495	1,263,495	1,263,495	1,263,495
As of June 30, 2025 and 2024, a reasonably possible changes in the most relevant variable in 5% and 10% could affect profit or loss by amounts shown below:

In thousands of soles	Fluctuations in variables (%)	2025	2024
		Loss for the period	Loss for the period

Frequency	5	(15,003)	(14,696)

Frequency	10	(30,005)	(29,393)

Average cost per patient	5	(15,003)	(14,696)

Average cost per patient	10	(30,005)	(29,393)

Combined	5	(30,755)	(30,128)

Combined	10	(63,011)	(61,725)
The Group adopts various mechanisms with the main objective of minimizing insurance risk as severity. Such mechanisms include the control of (i) price adequacy and (ii) control of healthcare benefit expenditures, in addition to selecting medical service providers based on various factors, such as specialization, experience, location, quality, and cost of services.
The adequacy of prices relies on past actuarial analyses and more recent service levels, combined with future projections of more recently observed trends. Price risk affects only future cash flows since new rates will impact premium levels earned once cancer health contracts are renewed.
Within the Group, the type of product is an oncologic healthcare insurance contract and general healthcare plans “Auna Salud”, both renewable annually. This enables the Group to review fees that respond fairly and quickly to the changes in service experience. The new fees are automatically applied at each renewal date; however, the client could not accept the increase, which would lead to the contract cancelation. This is a factor that significantly mitigates price risk. The Group does not enter into fixed premium contracts for a period longer than 12 months from the original date or the renewal date of the respective contracts.
Control risk of the cost of providing benefits (treatment and preventive care) is monitored through i) pre-authorization of the service; ii) use of a certain network of clinics and “agreed-upon” fees; and iii) monitoring adhesion to medical practice guides.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

In general, the Group’s healthcare contracts contain terms and conditions establishing that only medical services are provided (the contracts benefit do not include refund or compensation amounts). Subject to specific circumstances, they provide reimbursement for medical expenses incurred in treatments related to chronic medical conditions.
In addition, when necessary, the Group negotiates its contracts with healthcare providers to obtain more favorable and competitive prices, to the extent possible. The Group also has a highly trained medical audit team who continually review invoices received from their service providers.

B.	Market risk

i.	Exchange risk
The Group and its Subsidiaries invoice the rendering of local services in the currency of the country in which it operates, which enables them to meet their obligations in their functional currency. Exchange rate risk arises mainly from loans and other liabilities held in US dollars. To mitigate this risk, as of June 30, 2025 and December 31, 2024, the Group used derivative financial instruments to hedge the exposure to the exchange rate risk, for more than 90% of its financial obligations.
As of June 30, 2025 and 2024 the Group has the following assets and liabilities stated in U.S. dollars, COP and MXN:

	$		$		$		$		$		$

	2025						2024

In thousands of	US$		COP		MXN		US$		COP		MXN

Assets:

Cash and cash equivalents		1,834		43,651,320		92,426		12,060		26,530,345		76,996

Trade accounts receivable		2,984		745,142,852		573,474		2,039		674,601,562		623,698

Other assets		2,358		92,620,574		166,473		1,617		59,404,549		71,770

Derivative financial instruments		12,536		-		-		17,368		-		-

		19,712		881,414,746		832,373		33,084		760,536,456		772,464

Liabilities :

Loans and borrowings		(539,986)		(274,416,205)		(6,036,393)		(468,598)		(781,412,044)		(6,871,793)

Lease liabilities		(27,051)		(46,132,362)		-		(17,395)		(51,186,962)		-

Trade accounts payable		(15,719)		(501,245,194)		(641,540)		(16,974)		(466,373,079)		(479,904)

Other accounts payable		(6,581)		(68,363,798)		(471,567)		(24,335)		(257,478,560)		(483,463)

Derivative financial instruments		(1,905)		-		(323,473)		(10,985)		-		-

		(591,242)		(890,157,559)		(7,472,973)		(538,287)		(1,556,450,645)		(7,835,160)

(Liability) asset position, net		(571,530)		(8,742,813)		(6,640,600)		(505,203)		(795,914,189)		(7,062,696)
As of June 30, the exchange rate used by the Group to translate the balances of assets and liabilities into foreign currency has been published by the Peruvian Banking, Insurance and Pension Plan Agency (SBS), as follows:

	$		$

In soles	June 30, 2025		June 30, 2024
US$ 1 - Exchange rate - Buy (assets)		3.534		3.827

US$ 1 - Exchange rate - Sale (liabilities)		3.549		3.837

COP 1 - Exchange rate		0.000868		0.000923

MXN 1 - Exchange rate		0.188601		0.209188
For the six months ended at June 30, 2025 and 2024, the Group recorded gain for exchange difference, net amounting to S/ 105,516 thousand and loss for S/ 46,579 thousand, respectively.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

As of June 30, 2025 and 2024, a reasonably possible strengthening (weakening) of the U.S. dollar against the Peruvian Sol, COP and MXN would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by amounts shown below:

		June 30, 2025		June 30, 2024
In thousands of soles	Fluctuations in exchange rates (%)	Profit or loss for the nine-month period	Other comprehensive income	Profit or loss for the nine-month period	Other comprehensive income
Weakening	5	103,310	(1,878)	98,156	(3,191)
Weakening	10	206,620	(3,757)	196,311	(6,382)
Strengthening	5	(103,310)	1,878	(98,156)	3,191
Strengthening	10	(206,620)	3,757	(196,311)	6,382

ii.	Interest rate risk
The Group adopts a policy of ensuring as a minimum 80% of its interest rate risk exposure is at a fixed rate. This is achieved by entering into fixed-rate
instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates.
The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method. As of June 30, 2025, the Group have financial derivative instrument in order to cover interest rate (note 5).

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

C.	Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of June 30, 2025
Financial assets measured at fair value
Other investments	112,776	-	-	-	112,776	112,776	-	-	112,776
Derivative financial instruments	-	44,472	-	-	44,472	-	44,472	-	44,472
	112,776	44,472	-	-	157,248	112,776	44,472	-	157,248
Financial assets not measured at fair value
Cash and cash equivalents	-	-	174,661	-	174,661	-	-	-	-
Trade accounts receivable	-	-	1,018,239	-	1,018,239	-	-	-	-
Other assets (*)	-	-	42,034	-	42,034	-	-	-	-
	-	-	1,234,934	-	1,234,934	-	-	-	-
Financial liabilities measured at fair value
Derivative financial instruments	-	71,935	-	-	71,935	-	71,935	-	71,935
	-	71,935	-	-	71,935	-	71,935	-	71,935
Financial liabilities not measured at fair value
Loans and borrowings	-	-	-	3,573,771	3,573,771	-	3,754,513	-	3,754,513
Lease liabilities	-	-	-	128,541	128,541	-	-	-	-
Trade accounts payable	-	-	-	920,514	920,514	-	-	-	-
Other accounts payable (**)	-	-	-	152,615	152,615	-	-	-	-
	-	-	-	4,775,441	4,775,441	-	3,754,513	-	3,754,513
(*) They do not include taxes receivable, prepayments.
(**) They do not include taxes payable, prepayments, labor liabilities
.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2024
Financial assets measured at fair value
Other investments	100,510	-	-	-	100,510	100,510	-	-	100,510
Derivative financial instruments	-	67,472	-	-	67,472	-	67,472	-	67,472
	100,510	67,472	-	-	167,982	100,510	67,472	-	167,982
Financial assets not measured at fair value
Cash and cash equivalents	-	-	235,745	-	235,745	-	-	-	-
Trade accounts receivable	-	-	962,457	-	962,457	-	-	-	-
Other assets (*)	-	-	42,063	-	42,063	-	-	-	-
	-	-	1,240,265	-	1,240,265	-	-	-	-
Financial liabilities measured at fair value
Derivative financial instruments	-	42,370	-	-	42,370	-	42,370	-	42,370
	-	42,370	-	-	42,370	-	42,370	-	42,370
Financial liabilities not measured at fair value
Loans and borrowings	-	-	-	3,619,774	3,619,774	-	3,768,101	-	3,768,101
Lease liabilities	-	-	-	147,888	147,888	-	-	-	-
Trade accounts payable	-	-	-	934,006	934,006	-	-	-	-
Other accounts payable (**)	-	-	-	148,155	148,155	-	-	-	-
	-	-	-	4,849,823	4,849,823	-	3,768,101	-	3,768,101
(*) They do not include taxes receivable and prepayments.
(**) They do not include taxes payable, prepayments and labor liabilities
.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

D.	Measurement of fair values

i.	Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values at June 30, 2025 and December 31, 2024 for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used. Related valuation processes are described in note 3.
Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Derivatives financial instruments (note 5)
For the Options:

Garman–Kohlhagen: The fair value is determined using this model that treats foreign currencies as if they are equity securities that provide a known dividend yield, which uses the following inputs: Spot rate at the valuation date, strike price, implicit volatility, and risk-free rate in both currencies.

For long-forward/swap:

Interest rate parity: Consists of estimating the present value of the future profit (loss) generated by the forward/swap contract. The gain or loss is calculated as the difference between the forward exchange rate estimated according to the market and the strike.

		Not applicable	Not applicable

E.	Concentration of credit risk
The Group’s financial assets are exposed to credit risk concentrations mainly comprising bank deposits and trade accounts receivable. Regarding bank deposits, the Group reduces the likelihood of credit risk concentrations because it keeps its deposits and places its cash investments at first-class financial entities and limits the amount of exposure to credit risk in any of such financial entities.
Regarding trade accounts receivable, the significant credit risk concentrations, individual or group, are mitigated since the Group’s policy is to monitor the payment behavior of customers and their financial position to comply with the respective payments on a regular basis.

F.	Liquidity risk
Liquidity risk management involves maintaining enough cash and cash equivalents and the possibility of finding and/or having found funding through an adequate quantity of credit sources.
The Group has adequate levels of cash and cash equivalents considering:

◾	Auna S.A. can finance its current assets (accounts receivable, inventories and others) with current liabilities (accounts payable, deferred revenue and others).

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

◾	Auna S.A. analyses the maturity of its debts to identify any refinancing required to maintain an appropriate debt structure.

◾
Not considering growth capex (new hospitals, acquisitions, etc.), Auna has enough cash flow from operations to finance its maintenance capex, current debt service (interest and principal), dividends and a portion of growth capex.

◾	Growth capex is financed mainly by long-term debt and cash flow from operations. In some cases, by capital contribution (for example: acquisition of PMLA and Hospital y Clínica OCA).

◾
In addition, Auna has revolving credit lines of S/ 646,432 thousand to use in case of cash flow needs. As of June 30, 2025, the Group had S/ 490,794 thousand drawn and S/ 155,637 thousand of availability under the revolving credit facility. As of March 31, 2025, the Group had S/ 496,152 thousand drawn and S/ 59,967 thousand of availability under the revolving credit facility.

◾
These credit lines are renewed every year. The interest rate applicable for the lines in Peru is a fixed rate that is agreed upon with the bank before the reception of the cash in Auna accounts and depends on the credit terms (up to 180 days). In the case of Colombia and Mexico lines, the interest rates applicable are a floating rate. The credit revolving lines for Auna are with the following banks in Perú: Scotiabank: S/ 100,000 thousand; Banbif: S/ 17,710 thousand; BBVA: S/ 37,014 thousand; BCP: S/ 42,504 thousand; Interbank: S/ 14,168, thousand; Citibank: S/ 90,321 thousand; Pichincha: S/ 28,336 thousand, Santander: S/ 88,550 thousand and GNB: S/ 9,500 thousand. The credit revolving lines in Colombia are around S/ 165,520 thousand and in Mexico are around S/ 52,808.

In addition, the Group monitors its liquidity risk based on the plans and guidelines established by the Management.
The following table analyzes the Group’s financial liabilities classified per maturity based on the remaining contractual period as of the date of the condensed consolidated interim statement of financial position. The amounts disclosed are contractual cash flows.

In thousands of soles	Carrying amount	Contractual cash flows	Less than 1 year	From 1 to 2 years	From 3 to 5 years	More than 5 years
As of June 30, 2025
Trade accounts payable	920,514	920,514	918,446	2,068	-	-
Other accounts payable (*)	152,615	186,925	102,357	26,385	58,183	-
Loans and borrowings (**)	3,573,771	4,850,078	972,457	666,794	3,143,308	67,519
Lease liabilities	128,541	171,563	41,576	32,341	55,402	42,244
Derivative financial instruments	71,935	83,243	30,871	27,655	24,717	-
	4,847,376	6,212,323	2,065,707	755,243	3,281,610	109,763
As of December 31, 2024
Trade accounts payable	934,006	934,006	931,265	2,741	-	-
Other accounts payable (*)	148,155	174,601	83,955	36,820	53,826	-
Loans and borrowings (**)	3,619,774	5,048,548	1,041,977	650,674	3,288,042	67,855
Lease liabilities	147,888	198,425	43,275	38,391	68,084	48,675
Derivative financial instruments	42,370	51,226	15,895	15,932	19,399	-
	4,892,193	6,406,806	2,116,367	744,558	3,429,351	116,530
(*) They do not include taxes payable, remunerations and other benefits payables.
(**) They include contractual interest.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

Management monitors the risk related to the liabilities included in the above-mentioned categories and considers to be obtaining enough credit lines to comply with the plans established by the Management.
The Group administers the excess cash flow investing in short term investments. In addition, at the end of June 30, 2025 and December 31, 2024, the Group has credit lines for working capital that have not been used or used partiality, enough to comply with short- and medium-term obligations.
The Group also participates in a supplier finance arrangement with the principal purpose of facilitating efficient payment processing of supplier invoices and providing the willing suppliers early payments terms compared with the related invoice payment due date. The arrangement allows the Group to centralize payments of trade payables to the bank rather than paying each supplier individually. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

20.	Related Parties
This caption comprises transaction value for three and six months ended June 30, 2025 and 2024 and outstanding balances as of June 30, 2025 and December 31, 2024 as follow:

	Transaction value
	For three months ended		For six months ended		Outstanding balances
In thousands of soles	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	December 31, 2024
Sales of healthcare services and oncology plans
Joint ventures	17	5	29	17	244	234
Others	756	2,811	1,123	3,084	3,261	2,957
	773	2,816	1,152	3,101	3,505	3,191
Cost of sales of healthcare services and oncology plans
Joint ventures	864	807	1,626	1,691	758	1,076
Associates	3,982	3,664	8,958	6,839	5,691	3,473
Others	3,223	2,602	5,909	4,659	3,929	3,160
	8,069	7,073	16,493	13,189	10,378	7,709
Administrative expenses
Services provided by third parties (i)	804	601	1,244	602	-	630
Other management charges	1,028	(78)	2,538	794	1,587	4,439
	1,832	523	3,782	1,396	1,587	5,069
Selling expenses
Services provided by third parties (ii)	165	482	565	781	94	396
	165	482	565	781	94	396
Finance income, net
Loans and related interest from related parties	-	-	3	-	-	1,952
Loans and related interest to related parties	(14)	-	(14)	-	367	-
	(14)	-	(11)	-	367	1,952
All outstanding balances with these related parties are priced on arm´s-length
basis. None of the balances is secured. No expense has been recognized in the current year or prior year of loss for impairment of trade receivables in respect of amounts owned by related parties. No guarantees have been given or received.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

i.	Management expenses
For the
six-month
period ended June 30, 2024, the Group has reimbursed our controlling shareholders travel and other expenses of S/ 1 thousand. No such reimbursements were incurred for the period ended June 30, 2025.

ii.	Selling expenses
For the
six-month
period ended June 30, 2025 and 2024, corresponded to selling expenses provided to the Group by companies related with shareholders mainly to sales commission for S/ 565 thousand and S/ 781 thousand, respectively.
Compensation to key personnel
For the
six-month
period ended June 30, 2025 and 2024, the compensation paid to the key management of the companies located in Peru amounts to S/ 46,655 thousand and 52,167 thousand, respectively, in Colombian companies the amount is S/ 8,505 thousand and 21,838 thousand, respectively and Mexican companies the amount is S/ 28,011 thousand and 28,354 thousand, respectively. Also, for the six-month
period ended June 30, 2025 and 2024, expenses were recognized for S/ 5,452 thousand and S/ 567 thousand, respectively, corresponds to share based payment to non-executive
members of the Board and employees.
Advances and loans granted to the Members of the Management and Supervisory Bodies
The Group has not granted any advances or commitments, loans and guarantees granted on their behalf related to pension funds, life insurances and other similar concepts and other long-term benefits other than share-based payments to its key Management personnel, including Directors of the Company and Supervisory Bodies.
Compensation to directors
During the six months ended at June 30, 2025 and 2024, the compensation paid to the board of directors of the companies amounts to S/ 2,719 thousand and S/ 2,523 thousand, respectively.
Medical services
As of June 30, 2025 and 2024 certain directors provided medical services in the Group. For their medical services, they have received customary compensation and benefits commensurate with their level of responsibility within the Company, aligned with the compensation paid to other physicians and medical professionals of similar stature employed by the Group.
In addition, the Group reimbursed certain expenses incurred in connection with providing these services as at rent for office space, phone expenses, certain taxes, purchase of medical books and travel expenses related to his attendance at conferences on behalf of the Group.

21.	Contingencies
As of June 30, 2025, the Group maintains various judicial processes (labor, regulatory, civil, tax) that Management evaluated as possible. If the defense against those actions is unsuccessful, then the total payment could amount to S/ 53,011 thousand (S/ 46,464 thousand as of December 31, 2024).

22.	Share-Based Payments

A.	Description of share-based payment arrangements
The Company provides share-based payments, which are equity settled, since they provide the participants the right to be compensated with a specific number of Company’s shares instead of receiving a payment based on the value of the Company’s shares.
As of June 30, 2025 and 2024, the Group has share-based payments plans for non-executive
members of the Board and employees.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

i.	Restricted shares plan
The award 2025 plan granted on January 1, 2025, has a vesting period ending on January 1, 2026. The restricted shares became non-forfeitable
as of its respective vesting date, with settlement date following this vesting period.
The following table illustrates the movements in Restricted Shares under the Plans as of June 30, 2025 and 2024:

Grand date/ Directors entitled	Number of shares in thousands	Vesting conditions	(In thousands of soles)
			2025	2024
Award 2025 - Grant to Directors on January 1, 2025	43	1 year service from grant date	545	-
Award 2024 - Grant to Directors on January 1, 2024	43	1 year service from grant date	-	576
For the
six-months
periods ended June 30, 2025 and 2024, the Group recognized S/ 545 thousand and S/ 576 thousand, respectively, to the personnel expenses, note 15 (a).

ii.	Option and restricted stock unit plans
During 2024, the Company signed the long-term incentive plan seeks to drive the achievement of the company’s performance targets, along with providing an element of retention, allowing employees to obtain part of the shares of the company. They will be able to exercise the stock rights after a period of continuous employment and additional conditions depending on the case.
The following table illustrates the long-term incentive plans as of June 30, 2025:

Incentive plans / Vesting Commencement Date	Number of options / shares in thousands	Vesting conditions	Contractual life of options / shares	(In thousands of soles) 2025
Performance-Based Option Agreement on March 21, 2024	2,661	3 years’ service from grant date	10 years	4,055
Long-Term Incentive Management on March 21, 2024	600	4 years’ service from grant date	5 years	116
Restricted Stock Unit on March 21, 2024	161	3 years’ service from grant date	3 years	736
For the
six-months
periods ended June 30, 2025, the Group recognized S/ 4,907 thousand to the personnel expenses, note 15 (a).

B.	Measurement of grant date fair values
The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense with different methods during the vesting period, with a corresponding increase in equity, over the vesting period of the awards.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

The following table illustrates the different methods of incentive plans for June 30, 2025:

Incentive plans	Year	Methodology of fair value	Grace period	Number of options / shares in thousands	Annual volatility	Risk-free rate	Weighted average of fair value of options / shares (in soles) 2025	Vesting status
Performance-Based Option Agreement	2024	Binomial	21/03/2024 to 21/03/2027	2,661	33.54%	4.83%	9.05	Partially vested
Long-Term Incentive Management	2024	Black Scholes	21/03/2024 to 21/03/2028	600	33.54%	3.63%	1.18	Partially vested
Restricted Stock Units	2024	Market value	21/03/2024 to 21/03/2027	161	-	-	26.11	Partially vested

23.	Subsequent Events
Between July 1, 2025 and until the date of issuance of these financial statements (October 10, 2025), no additional events or events of importance have occurred that require adjustments or disclosures to the condensed consolidated interim financial statements as of June 30, 2025.

24.	Material Accounting Policies
The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2024.

25.	Standards Issued but Not Yet Effective
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted; however, the Group has not early adopted any of the forthcoming new or amended standards in preparing these condensed consolidated interim financial statements.
This table lists new currently effective standards that are required to be adopted in annual periods beginning on January 1, 2025 and forthcoming requirements that are required to be applied for annual periods beginning after January 1, 2026 and that are available for early adoption in annual periods beginning on January 1, 2025.
New currently effective requirements

Effective date	New standards or amendments
January 1, 2025	◾ Lack of Exchangeability – Amendments to IAS 21
Forthcoming requirements

Effective date	New standards or amendments
January 1, 2026
◾
   Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
◾
   Contracts Referencing Nature-dependent Electricity—Amendments to IFRS 9 and IFRS 7
◾
   Annual Improvements to IFRS Accounting Standards – Volume 11

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

Effective date	New standards or amendments
January 1, 2027	◾ IFRS 18 - Presentation and Disclosure in Financial Statements ◾ IFRS 19 - Subsidiaries without Public Accountability: Disclosures
Available for optional adoption/ effective date deferred indefinitely	◾ Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28.
The Group is currently assessing the impacts of the future adoption of these forthcoming standards.